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                                                         DIRECT: +1.213.689.5128
                                                               RFRANDSEN@SSD.COM


November 26, 2004

VIA E-MAIL

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 5th Street
Washington, D.C.  20549

RE:     CHEMOKINE THERAPEUTICS CORP.
        AMENDMENT NO. ONE TO FORM SB-2 REGISTRATION STATEMENT
        FILE NO. 333-117858

Dear Mr. Riedler:

        We have received your letter of November 10, 2004, commenting on the Amendment No. One to the Registration Statement on Form SB-2 filed by Chemokine Therapeutics Corp. ("Chemokine"). We have reviewed it carefully and we have modified the filings in response to your comments. Our specific responses to each comment are set forth below. We have used the same numbering sequence as set forth in your letter to make your review of our response easier to follow. However, since the pagination has changed, the page numbers refer to the pages in the revised prospectus. Finally, we are furnishing seven marked copies of the amendment to expedite your review.

Comments Applicable to the Entire Document

        1. We have amended the registration statement to delete the registration of warrants. We have also deleted references to the registration of the warrant shares as a primary issuance and have clarified that the warrant shares are being registered for resale by the Selling Shareholders and Pharmaceutical Product Development, Inc. The warrant shares are the shares of common stock issuable upon exercise of the warrants.
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Jeffrey P. Riedler
November 26, 2004
Page 2

Prospectus Cover Page

        2. We have revised the Prospectus Cover Page in accordance with your comment. We have deleted the first paragraph and the discussion of exchange rates. We have deleted the other information not required by Item 501 and we have reformatted the cover page.

        3. We now show the cross-reference to Risk Factors in bold-face type.

        4. It is a customary practice in Canada for the selling agents or underwriters to be granted a "green shoe option" in both firm commitment underwritings and best-efforts offerings. Canaccord Capital Corporation's counsel has sent to you in a separate letter an explanation of the Canadian practice and copies of the Canadian regulations pertaining to the "green shoe option". As explained in the separate letter, the agents' use of the "green shoe option" for stabilizing will be made in accordance with Regulation M. Accordingly, we have continued to include the "green shoe option" in the Registration Statement and Prospectus.

Risk Factors - page 7 of the Prospectus

        5. We have deleted all occurrences of the phrase "we cannot assure you".

        Because the manufacture and marketing of human pharmaceutical products requires the approval ..., page 7

        6. We have replaced the word "might" with the word "will".

         We are engaged in a rapidly changing field ... - page 8

        7. In the subheading, we have replaced the word "suffer" with "experience".

        Overhang of common shares on the exercise of warrants and the sale of common shares by the selling shareholders . . . - page 14

        8. We have deleted from the registration statement the registration of the warrants and shares to be issued to Canaccord upon the closing of the offering. We will file a subsequent registration statement to register these shares, and the shares underlying these warrants, for resale by the holders as selling shareholders subsequent to the close of this offering.

Plan of Distribution, page 22 of the Prospectus

        9. See our response to comment 8.

Our offices and research facilities, page 25 of the Prospectus

       10. We have modified the disclosure to more fully describe the nature of the collaborations with other research institutions. We have not described the terms of the agreements, because the agreements are not themselves material. We consider the research collaborations beneficial, but we do not
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Jeffrey P. Riedler
November 26, 2004
Page 3

believe the agreements are material for the following reasons: (i) Under the contracts, Chemokine does not pay any money to any institution. (ii) No institution is required to perform any work for Chemokine or to "deliver" any particular deliverable to Chemokine. (iii) The collaboration is simply that researchers at these institutions are interested in furthering their own research on cancer-related matters and use Chemokine's products in their research. (iv) Chemokine grants permission to use the products, but otherwise grants no other rights to the researchers or institutions. (v) The researchers share their results, if any, with Chemokine. If papers are published, then Chemokine benefits from the publicity and increased awareness of its products. In summary, Chemokine does not rely on these collaborations for its success; the collaborations simply validate other researchers' interest in Chemokine's products as potentially effective products.

Management Discussion and Analysis

Research and Development, page 43 of the Prospectus

       11. We have added disclosure to the Management's Discussion and Analysis to indicate that the timing and completion and cost of clinical trials is difficult to estimate given the nature of the clinical trials and the fact that more clinical trials may need to be conducted to advance a drug candidate based upon the results of each phase. In addition, we have added disclosure to indicate that we anticipate partnering with larger pharmaceutical companies to conduct and finance later stage clinical trials and therefore the timing of completion of the approval of a drug will likely not be within our control.

Financial Statements for the Six Months Ended June 30, 2004

Balance Sheet F-24

       12. Costs relating to the Company's planned initial public offering have been recorded as deferred financing costs. On completion of the initial public offering, these costs will be offset against share capital. We have added an accounting policy to the interim September 30, 2004 financial statements outlining the accounting treatment of deferred financing costs.

Note 5. Stock Based Compensation, F-31

       13. The Company has used the following accounting method used to account for the cancellation of 1.35 million options and the granting of 1.1 million replacement options:

       In accordance with FIN 44, Question 11(a), because the exercise price of these stock options have been reduced, these options will be accounted for using variable accounting from the date of the modification to the date the award is exercised, forfeited or expires unexercised.

       We have incorporated disclosure into the third paragraph of Note 5 regarding the issuance and cancellation of stock options. We have incorporated the following disclosure into the first paragraph of Note 8a to the interim September 30, 2004 financial statements:
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Jeffrey P. Riedler
November 26, 2004
Page 4

         Under APB 25, compensation expense is calculated based on the difference between the fair value of the Company's stock option and the exercise price on the measurement date and is recorded over the vesting period of the options. For stock options where the exercise price has been reduced, these options are accounted for using variable accounting from the date of the price reduction to the date the options are exercised, are forfeited or expire unexercised. During the period ended September 30, 2004, the application of variable accounting resulted in stock based compensation expense of nil.

         Thank you for your efforts in reviewing the Registration Statement. We would appreciate your most expeditious reply. If you have questions or comments about any matter in this letter, please call me directly or send me an email. I will reply promptly.

                                                Sincerely,

                                                SQUIRE, SANDERS & Dempsey L.L.P.



                                                Russell M. Frandsen

CC:      Dr. Hassan Salari, Chemokine Therapeutics Corp.
         Mr. David Karp, Chemokine Therapeutics Corp.
         Ms. Mary Fraser, Securities and Exchange Commission
         Mr. Todd Sherman, Securities and Exchange Commission Mr. James Rosenberg, Securities and Exchange Commission Mr. Randal R. Jones, Dorsey & Whitney LLP
         Mr. Christopher L. Doerksen, Dorsey & Whitney LLP